UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No. 001-14883

(Check One):  Form 10-K ☐      Form 20-F ☐      Form 11-K ☐      Form 10-Q ☒       Form N-SAR ☐

For Period Ended: July 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
ARS Networks, Incorporated Full Name of Registrant
Ameri-can Railway Systems Inc. Former Name if Applicable
100 Walnut Street, Address of Principal Executive Office (Street and Number)
Champlain, New York, 12919 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company did not have adequate time to gather the information necessary to provide complete and accurate disclosure and auditor review in the 10QSB filing.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark P. Miziolek (Name)	518 (Area Code)	298-2042 (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

 ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results from operations for the six months ended July 31, 2003 will reflect an impairment of goodwill in the amount of $1,198,650 related to two acquisitions made earlier in the current fiscal period.  The Company did not have these investments in the corresponding period for the previous fiscal year.

ARS Networks, Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2003
By: /s/ Mark P. Miziolek
Mark P. Miziolek, Vice President Finance & CFO